

December 3, 2021

Simon Lyall-Cottle
Chief Executive Officer and Chairman
Healthcare AI Acquisition Corp.
190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands

> **Re: Healthcare AI Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed November 19, 2021**
> **File No. 333-261193**

Dear Mr. Lyall-Cottle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed November 19, 2021

Exhibit Index, page II-3

1.   We note that you filed draft legal opinions as exhibits 5.1 and 5.2 and your Exhibit Index discloses the "form of" opinions. Please file finalized dated and executed legality opinions, and revise the exhibit index accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing